The Breakfast Application, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception through August 25, 2025

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INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: The Breakfast Application, Inc. Management

We have reviewed the accompanying financial statements of The Breakfast Application, Inc. (the Company) which comprise the balance sheets as of inception - August 25, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter on the Predecessor Entity:
The Breakfast Application, Lda., the predecessor entity of the Company, was formed in Portugal on November 21st, 2018. The company generates revenue through offering a social platform called The Breakfast, which connects people online to meet and talk offline, over breakfast. Going forward, revenue generation will shift to the successor entity, the Company., while the predecessor entity will remain in place as the formal employer of the Portugal-based team.

RNB Capital LLC

Tamarac, FL
September 3, 2025

THE BREAKFAST APPLICATION, INC.
BALANCE SHEET

INCEPTION THROUGH AUGUST 25,		**2025**
ASSETS		
TOTAL ASSETS	$	-
LIABILITIES AND EQUITY		
Current Liabilities:		
Payable Due to Parent Company	$	11,842
Total Current Liabilities	$	11,842
TOTAL LIABILITIES	$	11,842
EQUITY		
Accumulated Deficit	$	(11,842)
TOTAL EQUITY	$	(11,842)
TOTAL LIABILITIES AND EQUITY	$	-

See Accompanying Notes to these Unaudited Financial Statements

THE BREAKFAST APPLICATION, INC.
STATEMENT OF OPERATIONS

INCEPTION THROUGH AUGUST 25,		**2025**
Operating Expenses		
Professional Fees	$	11,842
Total Operating Expenses		**11,842**
Total Loss from Operations	$	**(11,842)**
Net Income (Loss)	**$**	**(11,842)**

See Accompanying Notes to these Unaudited Financial Statements

THE BREAKFAST APPLICATION, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 08/04/25	-	-	-	-	-
Net income (loss)	-	-	-	(11,842)	(11,842)
Ending balance at 08/25/25	-	-	-	(11,842)	(11,842)

See Accompanying Notes to these Unaudited Financial Statements

THE BREAKFAST APPLICATION, INC.
STATEMENT OF CASH FLOWS

INCEPTION THROUGH AUGUST 25,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(11,842)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Payable Due to Parent Company		11,842
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		11,842
Net Cash provided by (used in) Operating Activities	$	-
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Net Cash provided by (used in) Financing Activities	$	-
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	-
Cash at end of period	$	-

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

The Breakfast Application, Inc. ("the Company") was formed in Delaware on August 4th, 2025. Through its operating subsidiary, the Company plans to earn revenue via an application which allows its members to meet offline over breakfast. The Company's headquarters is in Dover, Delaware. The subsidiary company's customers will be located in globally, primarily in major cities across North America, Europe, and the Middle East.

The Company will conduct a crowdfunding campaign under regulation crowdfunding in 2025 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company does not have any interests in variable interest entities. Additionally, there are no predecessor entities to the Company. The Company's only subsidiary is The Breakfast Application, Lda, a wholly-owned entity incorporated in Portugal.

Investment in Foreign Subsidiary

The Company plans to hold a wholly-owned equity interest in The Breakfast Application, Lda, an entity incorporated and operating in Portugal. The investment in the foreign subsidiary will be accounted for using the cost method in its financial statements.

Operations outside the United States are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

The Portuguese predecessor entity will primarily serve as the group's operational and employment hub, while all revenue-generating activities will be conducted directly through the Delaware successor entity (the Company). In other words, revenues will be recognized by the Company, whereas the Portuguese entity will focus on supporting business operations and staffing.

The Company does not engage in hedging activities to mitigate its exposure to fluctuations in foreign currency exchange rates. During 2025, the Company reported $0, in earnings (losses) from foreign subsidiaries. Dividends received from foreign subsidiaries amounted to $0 for 2025. Net assets of foreign operations were $0 at August 25, 2025.

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive losses in the financial statements. Foreign currency translation adjustments resulted in no gains or losses as of August 25, 2025. Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than the functional currency totaled approximately $0 in 2025.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of August 25, 2025.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $0 in cash and cash equivalents as of August 25, 2025.

Professional Fees

Professional fees consist of expenses paid to legal professionals. These are expensed as costs are incurred.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

The Company was formed on August 4, 2025 and had no operations, taxable income, or filing requirements during the period ended August 25, 2025. As such, the Company was not required to file a federal or state income tax return for the period, and no provision for income taxes has been recorded in the accompanying financial statements.

Management has evaluated the Company's tax positions and concluded that there are no uncertain tax positions requiring recognition or disclosure in the financial statements in accordance with ASC 740, *Income Taxes*.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of August 25, 2025, the Company owed $11,842 to its subsidiary, The Breakfast Application, Lda, for legal fees incurred in connection with the Company's U.S. incorporation. This amount is non-interest bearing and payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations as of inception to August 25, 2025.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of common stock with a par value of $0.00001 per share. No shares were issued and outstanding as of August 25, 2025.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 25, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 3, 2025, the date these financial statements were available to be issued.

Subsequent to the reporting period, the Company is planning to acquire all of the outstanding equity interests of The Breakfast Application, Lda, a limited liability company (sociedade por quotas) incorporated in Portugal. This planned transaction will result in The Breakfast Application, Lda., becoming a wholly-owned subsidiary of the Company.